# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 158,433,112; shared voting power 0; sole dispositive power 158,433,112; shared dispositive power 0; aggregate amount beneficially owned 158,433,112 (41.4% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 158,433,112; shared voting power 0; sole dispositive power 158,433,112; shared dispositive power 0; aggregate amount beneficially owned 158,433,112 (41.4% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 158,433,112; shared voting power 0; sole dispositive power 158,433,112; shared dispositive power 0; aggregate amount beneficially owned 158,433,112 (41.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Comment:
The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, and Amendment No. 5 filed on December 17, 2024. This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

As previously disclosed, on June 21, 2024, the Issuer entered into a credit and guaranty agreement by and among the Issuer, as borrower, the guarantors party thereto, the various lenders party thereto (the "Lenders"), and CCM Denali Debt Holdings, LP., as administrative agent and collateral agent, which was subsequently amended by that certain omnibus amendment entered into on November 26, 2024 (as amended, the "Credit Agreement"), pursuant to which the Lenders agreed to provide a secured multi-draw term loan facility in an aggregate amount of up to $210.5 million (the "Delayed Draw Term Loan") to be made in up to four installments, and a revolving credit facility in an aggregate amount of up to $105 million, to be made available at the Lenders' sole discretion and only if the Delayed Draw Term Loan is fully funded, on terms and subject to conditions set forth in the Credit Agreement. Pursuant to the previously disclosed Securities Purchase Agreement, upon each draw under the Delayed Draw Term Loan, the Issuer will issue and sell to CCM Denali Equity in private placement transactions Warrants and/or Preferred Stock in amounts representing predetermined, fully diluted, percentages (an "Applicable Percentage") of Common Stock. Upon any failure to achieve a milestone, in addition to not being able to receive a draw on the Delayed Draw Term Loan unless waived by the Lenders, the Applicable Percentage will be subject to up to a 4.0% increase for all milestone events as to each of the remaining milestone measurement dates.

On January 23, 2025, the Issuer and Cerberus Capital Management II mutually confirmed that the Issuer satisfied all four applicable performance objectives comprising the third milestone required to draw an additional $40.5 million on the Delayed Draw Term Loan (the "Third Milestone") related to the Issuer's automated production line, materials costs, Z3 technology performance and backlog/cash conversion, pursuant to the terms of the Credit Agreement. On January 23, 2025, the Issuer submitted a borrowing request under the Credit Agreement, and on January 24, 2025, the Lenders funded the full amount of the scheduled $40.5 million draw under the Delayed Draw Term Loan, completing the scheduled fundings under the Delayed Draw Term Loan.

In connection with the final scheduled draw and pursuant to the terms and conditions of the Credit Agreement and Securities Purchase Agreement, the Applicable Percentage increased by 2.1%, and as a result the Issuer issued to Cerberus Denali Equity 16.150528 shares of a newly designated Series B-4 Non-Voting Convertible Preferred Stock (the "Series B-4 Preferred Stock", and together with Series B-1 Preferred Stock, Series B-2 Preferred Stock, and Series B-3 Preferred Stock, "Series B Preferred Stock"), which are convertible into an aggregate of 16,150,528 shares of Common Stock. Collectively, the Warrant issued on June 21, 2024, the previously issued shares of Series B-1 Preferred Stock, the previously issued shares of Series B-2 Preferred Stock, the previously issued shares of Series B-3 Preferred Stock, and the shares of the Series B-4 Preferred Stock held by Cerberus Denali Equity are exercisable or convertible into, as applicable, an aggregate of 158,433,112 shares of Common Stock, or an Applicable Percentage of 33.0%.

As a result of meeting the Third Milestone, if the Issuer fails to meet all of the remaining milestones as of the final milestone measurement date under the Delayed Draw Term Loan, Cerberus Denali Equity would be entitled to receive Preferred Stock or Warrants aggregating to a maximum Applicable Percentage of 37.0% (originally 49.0%), or assuming the number of the Issuer's outstanding shares of Common Stock on a fully diluted basis does not change after January 23, 2025, Preferred Stock and Warrants with respect to an aggregate of 188,915,674 shares of Common Stock, including the Warrant, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, and Series B-4 Preferred Stock already issued to Cerberus Denali Equity. Such shares of Preferred Stock and Warrant are directly or indirectly convertible into or exercisable for shares of Common Stock, subject only to a beneficial ownership cap of 49.9% of the issued and outstanding Common Stock of the Issuer.

On January 24, 2025, the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series B-4 Non-Voting Convertible Preferred Stock (the "Series B-4 Certificate of Designation").

Under the terms of the Series B-4 Certificate of Designation, each share of Series B-4 Preferred Stock has an original issue price of $5,590,000 (the "B-4 Original Issue Price"). Each full share of Series B-4 Preferred Stock is initially convertible into 1.0 million shares of Common Stock and will be convertible at the option of the holder at any time through the Maturity Date (as defined in the Credit Agreement). Convertibility of the shares of Series B-4 Preferred Stock is subject to a beneficial ownership limitation of 49.9% of the number of shares of Common Stock that would be outstanding immediately after giving effect to any conversion of the shares of Series B-4 Preferred Stock as further described in the Series B-4 Certificate of Designation. Holders of the Series B-4 Preferred Stock are entitled to receive dividends or distributions on each share of Series B-4 Preferred Stock equal to dividends or distributions actually paid on each share of Common Stock on an as-converted basis.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Issuer, the holders of the Series B-4 Preferred Stock are entitled to receive distribution of any of the assets or surplus funds of the Issuer pro rata with the holders of the Common Stock and any other holders of the preferred stock of the Issuer issued pursuant to the terms of the Credit Agreement and Securities Purchase Agreement, including the Series B-4 Preferred Stock (the "Investor Preferred Stock"), in an amount equal to such amount per share as would have been payable had all shares of Series B-4 Preferred Stock been converted to Common Stock.

Under the terms of the Series B-4 Certificate of Designation, at all times when the holders of the Investor Preferred Stock beneficially own at least 10% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-4 Certificate of Designation), such holders of Investor Preferred Stock of the Issuer, exclusively and voting together as a separate class, will have the right to appoint one director to the board of directors of the Issuer (the "Board"). At all times when holders of the Investor Preferred Stock beneficially own at least 15% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-4 Certificate of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a second director to the Board. At all times when holders of the Investor Preferred Stock beneficially own at least 30% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-4 Certificate of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a third director to the Board. At all times when holders of the Investor Preferred Stock beneficially own at least 40% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-4 Certificate of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to nominate and designate a fourth director, who shall be designated by the Board or the nominating committee of the Board to a class of common directors and stand for election as a common director on the Board; provided that, the nominating committee of the Board determines that such appointment of the fourth director would not result in a change of control under any Issuer governing documents or applicable law or violate any applicable laws, including requirements of the Securities and Exchange Commission and Nasdaq. Notwithstanding any other provision in the Securities Purchase Agreement, the Series B-1 Certificate of Designation, the Series B-2 Certificate of Designation, the Series B-3 Certificate of Designation, and the Series B-4 Certificate of Designation, any such fourth director appointment shall be subject to and conditioned upon compliance by the holders of the Investor Preferred Stock with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the expiration or termination of any applicable waiting periods. In the event that any such fourth director is not approved by the stockholders of the Issuer at the applicable annual meeting of stockholders, the holders of record of the shares of Investor Preferred Stock will have the right to appoint and elect a replacement for such director, pursuant to the approval requirements set forth above. To the extent any of such directors qualify to serve on any committees of the Board, for each such committee for which at least one director is qualified, such director will be invited to serve on such committee of the Board. So long as the holders of the Investor Preferred Stock have a right to appoint a director, the holders thereof will be entitled to appoint a non-voting observer to the Board. At all times when the holders of Investor Preferred Stock have a right to appoint a director, the holders of Investor Preferred Stock shall not vote any shares of Common Stock they receive upon the conversion of any Investor Preferred Stock or the exercise of any Warrants in any election of directors.

At any time after January 24, 2030, the outstanding shares of Series B-4 Preferred Stock held by any holder become redeemable for cash at the redemption price. The redemption price will be an amount per share equal to the greater of (i) the B-4 Original Issue Price, plus all accrued and unpaid dividends thereon, up to and including the date of redemption and (ii) the number of shares of Common Stock issuable upon conversion of the applicable Series B-4 Preferred Stock multiplied by the average of the closing sale price of the Common Stock for the five business days immediately prior to the date of redemption plus all accrued and unpaid dividends thereon, up to and including the date of redemption. Subject to certain excluded issuances, the Series B-4 Preferred Stock is subject to anti-dilution protection in the number of shares of Common Stock issuable upon conversion.

Until the later of (i) such time when the holders of Investor Preferred Stock shall no longer beneficially own at least 5% of the outstanding capital stock of the Issuer and (ii) January 24, 2030, the Investor Preferred Stock shall have certain other protective provisions including, among others, limiting the ability of the Issuer to perform any of the following without the affirmative vote or consent of the holders of the Investor Preferred Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Issuer or effect any event that requires a distribution to the Issuer's stockholders in accordance to their liquidation preference, or any other merger, consolidation, statutory conversion, transfer, domestication or continuance; (ii) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Issuer in a manner that adversely affects the special rights, powers, preferences and privileges of the Investor Preferred Stock (or any series thereof); (iii) create or issue or obligate itself to issue shares of, or reclassify, any capital stock other than Excluded Issuances (as defined in the Series B-4 Certificate of Designation); (iv) increase or decrease the authorized number of shares of Investor Preferred Stock, or create any additional class or series of capital stock of the Issuer (other than increases in the number of authorized shares of Common Stock); or (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer other than (a) redemptions of or dividends or distributions on the Investor Preferred Stock as expressly authorized therein or in the certificate of designation of any Investor Preferred Stock, and (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock.

The Series B-4 Certificate of Designation also contains preemptive rights to participate in certain future equity offerings by the Issuer. If the Issuer proposes to offer or sell any New Securities (as defined in the Series B-4 Certificate of Designation), the Issuer shall first offer such New Securities to the holders of the Series B-4 Preferred Stock. The holder shall be entitled to participate in such offering of New Securities on a pro rata basis, determined by dividing (i) the number of shares of Series B Preferred Stock, on an as-converted basis, held by such holder, by (ii) the total number of shares of Common Stock issued and outstanding at the time of such offering plus the number of shares of Series B Preferred Stock outstanding, on an as-converted basis.

The foregoing description of the Series B-4 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B-4 Certificate of Designation, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on January 27, 2025, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 158,433,112 shares of Common Stock, which amount includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, 38,259,864 shares of Common Stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock, and 16,150,528 shares of Common Stock of the Issuer issuable upon conversion of 16.150528 shares of Series B-4 Preferred Stock. Such amount of beneficial ownership represents approximately 41.4% of the Common Stock outstanding, based on 224,205,967 shares of Common Stock outstanding as of January 23, 2025, based on information received from the Issuer. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity. CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 158,433,112 shares of Common Stock. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 is incorporated herein by reference.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (01/27/2025)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (01/27/2025)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin /Manager (01/27/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.